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                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                                    FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

                For the fiscal year end December 31, 2001

                               OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number 1-12454

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       RUBY TUESDAY, INC. SALARY DEFERRAL PLAN


  B. Name of issuer of the securities held pursuant to the Plan and address of its principal executive office:

                               RUBY TUESDAY, INC.
                             150 West Church Avenue
                           Maryville, Tennessee 37801




Exhibit index appears at page 2. This report contains a total of 16 pages.

                                  EXHIBIT INDEX



Exhibit                                                        Page
Number          Description                                   Number


1         Annual Report to Security-Holders                    4
23        Consent of KPMG LLP, Independent Auditors,          16
           dated June 28, 2002

                     Ruby Tuesday, Inc. Salary Deferral Plan

                              Financial Statements
                           and Supplemental Schedules



                     Years ended December 31, 2001 and 2000




                                    Contents

Independent Auditors' Report.........................................4

Audited Financial Statements

Statements of Net Assets Available
for Benefits - December 31, 2001 and 2000............................5

Statements of Changes in Net Assets Available
for Benefits - Years Ended December 31, 2001 and 2000................6

Notes to Financial Statements........................................7

Supplemental Schedules

Schedule of Assets Held for Investment
Purposes at End of Year - December 31, 2001.........................13
Schedule of Reportable Transactions-
Year Ended December 31, 2001........................................14

                          Independent Auditors' Report

Employee Benefits Committee of
Ruby Tuesday, Inc:


We have audited the accompanying statements of net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                              /s/ KPMG LLP


Louisville, Kentucky
June 17, 2002

                     Ruby Tuesday, Inc. Salary Deferral Plan
                    Statements of Net Assets Available for Benefits


                                                    December 31,
                                        2001                           2000
                ---------------------------------------------------------------

Assets Investments at fair value:
  Company Stock Funds              $6,872,375                        $6,327,107
  Mutual Funds                      6,293,832                         7,074,151
  Money Market Funds and Cash       1,166,866                           820,291
  Loans to Participants               458,112                           301,755
                                ------------------------------------------------
Total Investments                  14,791,185                        14,523,304

Contributions Receivable:
  Participants                         56,898                            99,399
  Employer                              8,128                            24,683
                                ------------------------------------------------
                                       65,026                           124,082
                                ------------------------------------------------

Net Assets Available for Benefits $14,856,211                       $14,647,386
                                ================================================


See accompanying notes to the financial statements.

              Ruby Tuesday, Inc. Salary Deferral Plan
      Statements of Changes in Net Assets Available for Benefits


                                                Years Ended December 31,
                                             2001                    2000

                                     -------------------------------------------

Net Investment Income:
  Net appreciation in fair value
    of investments                       $1,239,763             $2,181,340
  Dividends on Ruby Tuesday,
    Inc. common stock                         8,799                 19,849
  Other dividends and interest              195,469                303,375
                                     -------------------------------------------
                                          1,444,031              2,504,564
Administrative Expenses                     (78,727)               (41,282)
                                     -------------------------------------------
                                          1,365,304              2,463,282
Contributions:
  Participants                            1,501,502              1,274,798
  Employer                                  220,389                209,101
                                     -------------------------------------------
                                          1,721,891              1,483,899

Distributions to participants            (2,878,370)            (3,050,198)
                                     -------------------------------------------
Net increase (decrease)                     208,825                896,983
Net assets available for benefits
  at beginning of year                   14,647,386             13,750,403
                                     -------------------------------------------
Net assets available for benefits
  at end of year                        $14,856,211            $14,647,386
                                     ===========================================

See accompanying notes to the financial statements.

                     Ruby Tuesday, Inc. Salary Deferral Plan

                          Notes to Financial Statements

                           December 31, 2001 and 2000


1. Description of the Plan

    The following description of the Ruby Tuesday, Inc. Salary Deferral Plan (the Plan) is provided for informational purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   (a) General

   The Plan is a voluntary, defined contribution plan covering all full-time employees of Ruby Tuesday, Inc. (the Company) who have completed six months of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    The general administration of the Plan is the responsibility of the Employee Benefits Committee (the Committee) which consists of at least two persons and not more than seven persons appointed by the Board of Directors. Cost of administering the Plan are paid by the Company to the extent not paid by the Plan.

   (b) Contributions

   Each year, participants may contribute between 2% and 10% of their annual compensation as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various options offered by the Plan. The Plan currently offers a Company Stock pool, eighteen mutual funds, and one money market fund as investment options for participants. The Company matches 20% of the employee's contribution for those employees who have completed at least 3 years of service but fewer than 10 years; 30% of the employee's contribution for those employees who have completed at least 10 years of service but fewer than 20 years; and 40% of the employee's contribution for those employees who have completed at least 20 years of service. The matching Company contribution is invested directly in Ruby Tuesday, Inc. common stock. For those employees whom are classified as a highly compensated employee, the Company matches 20% of the employee's contribution regardless of the employee's years of service. Contributions are subject to certain limitations.

                     Ruby Tuesday, Inc. Salary Deferral Plan

                          Notes to Financial Statements

                           December 31, 2001 and 2000

   (c) Participant Accounts

   Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   (d) Vesting

   Participants are 100% vested in their contributions and respective matching
    Company contributions plus actual earnings thereon.

   (e) Payment of Benefits

   On termination of service due to death, disability, or retirement, the participant or the beneficiary of the participant shall receive a lump-sum payment in cash.

   (f) Participant Loans

   Participants may borrow from their fund accounts a minimum balance of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance of the participant's account. The interest rate charged is fixed at the time of the loan at the prime rate plus 1%.

2. Significant Accounting Policies

   (a) Basis of Accounting

     The financial statements of the Plan are presented on the accrual method of accounting.

                     Ruby Tuesday, Inc. Salary Deferral Plan

                          Notes to Financial Statements

                           December 31, 2001 and 2000


    (b) Use of Estimates

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of net assets available for benefits and the reported changes in such net assets available for benefits during the reported period. Actual results may vary from those estimates.

    (c) Investment Valuation and Income Recognition

      Investments in mutual funds are stated at fair value based on quoted redemption values on the last business day of the plan year.
      Ruby Tuesday, Inc. common stock is traded on the New York Stock Exchange and is valued at the closing sales price on the last business day of the plan year.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual method.

                     Ruby Tuesday, Inc. Salary Deferral Plan

                          Notes to Financial Statements

                           December 31, 2001 and 2000


3. Investments

      The Plan's investments are administered by Strong Retirement Plan Services. Effective June 1, 2001, the Board of Directors of the Company changed trustees from Prudential Retirement Services to UMB Bank, N.A.

     The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000 are as follows:

                                                  2001                   2000
                                      ------------------------------------------

   Investments at fair value as determined
   by quoted market prices:
   Company stock funds
    Ruby Tuesday, Inc. common stock         $ 6,872,375  *         $ 6,327,107 *
   Mutual Funds:
    Strong Advisor Small Cap Value Fund       1,230,046                      0
    Strong Advisor Bond Fund                  1,207,234                      0
    Strong Advisor Growth and Income Fund     1,178,955                      0
    Strong Money Market Fund                  1,166,866                      0
    Oppenheimer Global Fund                   1,082,705                      0
    Barclay Global Index Fund                   785,106                      0
    Prudential Equity Fund A                          0              1,690,534
    Putnam Diversified Income Trust Fund A            0              1,299,950
    Franklin Small Cap Growth Fund                    0              1,366,669
    Prudential Stock Index Fund                       0              1,118,065
    Templeton Growth Fund A                           0              1,187,422
    Prudential Moneymart Assets A                     0                820,291

            * Nonparticipant-Directed



     The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated by $1,252,609 and $2,181,340 during the years ended December 31, 2001 and 2000, respectively, as follows:
                                                           December 31
                                                  2001                   2000
                                      ------------------------------------------
   Company stock funds                        $1,950,305            $2,638,480
   Mutual funds                                 (710,542)             (457,140)
                                      ------------------------------------------
   Totals                                     $1,239,763            $2,181,340
                                      ==========================================

                     Ruby Tuesday, Inc. Salary Deferral Plan

                          Notes to Financial Statements

                           December 31, 2001 and 2000

   Information about the components of the changes in net assets during the years ended December 31, 2001 and 2000 related to the nonparticipant - directed investments are as follows:

   Change in net assets:                                    December 31,
                                                  2001                   2000
                                 -----------------------------------------------

  Net appreciation                              $1,950,305           $2,638,480
  Dividends                                          8,799               19,849
  Other dividends and interest                       4,873               12,634
  Administrative expenses                          (44,698)              (8,714)
  Contributions                                    574,074              477,348
  Distributions to participants                 (1,586,040)            (814,295)
  Net transfers to participant-directed
     Investments                                  (362,045)             275,785
                                                --------------------------------

                                                  $545,268           $2,601,087
                                                ================================

4. Plan Termination

   The Plan may be terminated at any time by the Company's Board of Directors.
     Upon termination, all assets are to be distributed to Plan participants or their beneficiaries. Each participant would receive a proportionate share of the remaining assets, as determined by the individual account balances, on the date of termination.

5. Income Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated April 2, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the IRC). Although the plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

                     Ruby Tuesday, Inc. Salary Deferral Plan

                          Notes to Financial Statements

                           December 31, 2001 and 2000

6.  Transactions with Parties In Interest

    The Company Stock Fund invests solely in Company stock. At December 31, 2001 and 2000, this fund held 334,259 and 414,892 shares of Company stock, respectively, with market values of $6,872,375 or $20.56 per share and $6,327,107 or $15.25 per share, respectively.

    Certain Plan investments are shares of mutual funds managed by Stong Retirement Plan Services, custodian of the Plan. Fees paid by the Plan for investment management services amounted to $78,727 and $41,282 for the years ended December 31, 2001 and 2000, respectively. These transactions qualify as party-in-interest transactions.

                     Ruby Tuesday, Inc. Salary Deferral Plan
          Schedule of Assets Held for Investment Purposes at End of Year
                          Form 5500 Schedule H Part IV 4i
                    Employer Identification Number 63-0475239
                                 Plan Number 001
                                December 31,2001

Identity of Issuer,
Borrower, Lessor or                 Description of                       Current
Similar Party                         Investment         Cost             Value

Investments:
Company Stock Fund:
Ruby Tuesday, Inc. *               334,259 shares      $2,844,555     $6,872,375
                                    of common stock
Mutual Funds:
Strong Advisor Small Cap Fund *     60,833 shares       1,287,951      1,230,046
                                    of mutual fund
Strong Advisor Bond Fund *         112,931 shares       1,223,177      1,207,234
                                    of mutual fund
Strong Growth and Income Fund *     58,134 shares       1,306,828      1,178,955
                                    of mutual fund
Oppenheimer Global Fund             23,169 shares       1,137,258      1,082,705
                                    of mutual fund
Barclay Global Index Fund           77,888 shares         848,346        785,106
                                    of mutual fund
Strong Moderate Portfolio Fund *    22,290 shares         234,164        214,882
                                    of mutual fund
Alliance Growth and Income Fund     33,760 shares         126,720        121,198
                                    of mutual fund
Strong Opportunity Fund *            3,061 shares         119,997        120,280
                                    of mutual fund
Strong Short Term High              10,137 shares          96,467         90,831
  Yield Bond Fund *                 of mutual fund
Oppenheimer Quest Balanced           3,519 shares          59,178         56,337
  Value Fund                        of mutual fund
Strong Growth 20 Fund *              3,548 shares          54,929         52,293
                                    of mutual fund
Strong Conservative Portfolio Fund * 4,314 shares          42,264         41,802
                                    of mutual fund
Janus Advisor International Fund     1,284 shares          30,047         31,514
                                    of mutual fund
Strong Large Cap Growth Fund *       1,274 shares          29,689         30,003
                                    of mutual fund
Strong Aggressive Portfolio Fund *   2,263 shares          22,304         21,499
                                    of mutual fund
Strong Advisor Mid Cap Fund *        1,039 shares          13,451         14,519
                                    of mutual fund
Invesco Dynamics Fund                  583 shares           9,122          9,294
                                    of mutual fund
Westport Small Cap Fund                274 shares           5,149          5,334
                                    of mutual fund
                                                    ----------------------------
Total Mutual Funds                                      6,647,041      6,293,832

Money Market Fund:
Strong Money Market *          1,166,866 shares         1,166,866      1,166,866
                                   of mutual fund

Participant Loans                 Prime + 1%                    0        458,112
                                                    ----------------------------

Total Assets Held for Investment Purposes             $10,658,462    $14,791,185
                                                    ============================
*  Represents a party-in-interest


                     Ruby Tuesday, Inc. Salary Deferral Plan
                       Schedule of Reportable Transactions
                         Form 5500 Schedule H Part IV 4j
                    Employer Identification Number 63-0475239
                                 Plan Number 001
                           Year Ended December 31,2001

                                                                             Current Value
                                                                             of Asset on
                                                  Purchase  Selling  Cost of Transaction
Identity of Party Involved  Description of Assets Price     Price    Asset    Date        Net Gain
-----------------------------------------------------------------------------------------------------------------------------------

Individual Transactions in Excess of 5% of Plan Assets
------------------------------------------------------------------------------------------------------------------------------------

There were no transactions involving nonparticipant-directed investments in excess of 5% of Plan assets

Series of Securities Transactions in Excess of 5% of Plan Assets
------------------------------------------------------------------------------------------------------------------------------------

*Strong Retirement      *Ruby Tuesday, Inc. Stock  484,777            484,777    484,777
 Plan Services              * Ruby Tuesday, Inc. Stock     1,402,117  669,598  1,402,117   732,519

Note: This schedule only includes nonparticipant-directed investments.

* Represents a party-in-interest



                                   SIGNATURES



Ruby Tuesday, Inc. Salary Deferral Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the
Ruby Tuesday, Inc. Salary Deferral Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               Ruby Tuesday, Inc.
                              Salary Deferral Plan







Date  June 28, 2002                       /s/Dolph Von Arx
      -------------                       Dolph Von Arx
                                          Director; Chairman,
                                          Compensation Committee

Date  June 28, 2002                       /s/Marguerite Naman Duffy
      -------------                       Marguerite Naman Duffy
                                          Plan Administrator

                    Consent of KPMG LLP, Independent Auditors


The Board of Directors
Ruby Tuesday, Inc.:


We consent to  incorporation  by  reference  in  the   Registration  Statements
(Form S-8 No. 33-20585 and Form S-8 No. 333-03153) of Ruby Tuesday, Inc. pertaining to the Ruby Tuesday, Inc. Salary Deferral Plan of our report dated June 17, 2002, relating to the statements of net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended, and all related schedules, which report appears in the December 31, 2001 annual report on Form 11-K of the Ruby Tuesday, Inc.
Salary Deferral Plan.


                                                    /s/KPMG LLP


Louisville, Kentucky
June 28, 2002